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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 14 2018
Washington DC
408

SEC FILE NUMBER
8-35597

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Neighborly Securities INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1617 Main Street, Suite 302
(No. and Street)

Kansas City (City) | Missouri (State) | 64108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Parrott (913) 638-7714
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Lundgren & Company, CPA's, CHTD
(Name – *if individual, state last, first, middle name*)

505 North Mur-Len Rd (Address) | Olathe (City) | Kansas (State) | 66062 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Parrott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Neighborly Securities, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

2/23/2022

Notary Public

JILL L. CHA[illegible]MERS
NOTARY PUBLIC STATE OF MISSOURI
JACKSON COUNTY
MY COMMISSION EXPIRES: 02-23-2022
COMMISSION# 14584743

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Neighborly Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Neighborly Securities, Inc. as of December 31, 2017, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Neighborly Securities, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Neighborly Securities, Inc.'s management. Our responsibility is to express an opinion on Neighborly Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Neighborly Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Neighborly Securities, Inc.'s financial statements. The supplemental information is the responsibility of Neighborly Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co

We have served as Neighborly Securities, Inc.'s auditor since 2015.

Olathe, Kansas

March 9, 2018

NEIGHBORLY SECURITIES, INC
(A Missouri Corporation)
STATEMENT OF FINANCIAL CONDITION

December 31, 2017

Assets		
Cash and Cash Equivalents	$	3,517,108
Clearing Deposit	$	100,361
Inventory Maintenance	$	8,468,257
Prepayments	$	61,476
Total Assets	**$**	**12,147,202**
Liabilities and Shareholders' Equity		
Liabilities		
Accrued Expenses	$	5,722,169
Contingent Liabilities	$	10,000
Total Liabilities	$	5,732,169
Shareholders' Equity		
Common Stock, $1 par value, 500,000 shares authorized, 79,280 shares issued	$	79,280
Retained Earnings	$	(989,576)
Additional Paid-in Capital	$	7,401,329
Treasury Stock, at cost (50,000 shares)	$	(76,000)
Total shareholders' equity	$	6,415,033
Total Liabilities and Equity	**$**	**12,147,202**

The accompanying notes are an integral part of these financial statements.

NEIGHBORLY SECURITIES, INC
(A Missouri Corporation)
STATEMENT OF OPERATIONS

For the period from January 1, 2017 through December 31, 2017

Income		
Commissions and Fees	$	1,973
Trading (Inv) Profits	$	4,245
Other Income	$	39,713
Interest Income	$	37,689
Total Income	**$**	**73,620**
Less: Cost of Goods Sold	$	3,588
Gross Profit	**$**	**70,031**
Operating Expenses		
Banking Fees	$	254
Clearing Fees	$	114,188
Dues and Subscriptions	$	91,571
Janitorial and Maintenance	$	1,198
Business Licenses and Fees	$	138
Regulatory	$	51,287
Insurance	$	3,109
Rent	$	35,076
Legal and Professional Fees	$	99,074
Utilities	$	1,201
Travel	$	40,649
Supplies and Postage	$	2,686
Other Operating Expenses	$	5,678
Payroll	$	465,891
Total Operating Expenses	**$**	**912,000**
Operating Income	**$**	**(841,969)**
Total Other Income / (Expense)	**$**	**3,500**
Net Income	**$**	**(838,469)**

The accompanying notes are an integral
part of these financial statements.

NEIGHBORLY SECURITIES, INC
(A Missouri Corporation)
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the period from January 1, 2017 through December 31, 2017

	Common Stock	Retained Earnings	Additional Paid in Capital	Treasury Stock	Total
Balance, Beginning of Year	$ 79,280	$ (151,107)	$ 7,401,329	$ (76,000)	$ 7,253,502
Shares Issued	-	-	-	-	-
Net income (loss)	-	(838,469)	-	-	(838,469)
Balance, End of Year	$ 79,280	$ (989,576)	$ 7,401,329	$ (76,000)	$ 6,415,033

The accompanying notes are an integral part of these financial statements.

NEIGHBORLY SECURITIES, INC
(A Missouri Corporation)
STATEMENT OF CASH FLOWS

For the period from January 1, 2017 through December 31, 2017

Cash Flows from Operating Activities	
Receipts from customers	$ 35,930
Payments to suppliers and employees	$ (915,562)
Cash receipts from other operating activities	$ 39,939
Total Cash Flows from Operating Activities	**$ (839,693)**
Cash Flows from Investing Activities	
Capital Deposit at Clearing Broker	$ (600,000)
Additional Deposit at Clearing Broker	$ (7,778,414)
Total Cash Flows from Investing Activities	**$ (8,378,414)**
Cash Flows from Financing Activities	
Capital contribution from Parent	$ 5,731,111
Total Cash Flows from Financing Activities	**$ 5,731,111**
Net Cash Flows	**$ (3,486,997)**
Cash Balances	
Cash and cash equivalents at beginning of period	$ 7,004,106
Cash and cash equivalents at end of period	$ 3,517,108
Net change in cash for period	**$ (3,486,997)**

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

Description of Business

Neighborly Securities (the "Company"), a subsidiary of Neighborly Corporation (the "Parent"), was incorporated in February of 1986 and began business in May of 1986. The Company originally operated under the name First Guarantor Securities, Inc. During 2007 the name was changed to First Parkville Securities, Inc. and then during 2008 the name was changed to The Bond House Inc. In May of 2015, The Bond House, Inc began doing business as Neighborly Securities and in August of 2017 the name was officially changed to Neighborly Securities, Inc. In February of 2016 FINRA approved a transfer agreement to transfer the ownership interest of Marco Listrom to Neighborly Corporation. See the section entitled "Ownership and Related Party Transactions" for additional details.

All customer accounts and securities are carried by a clearing broker on a fully disclosed basis. The Company operates as a broker and a dealer of municipal securities.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

At December 31, 2017, the cash balance was held in one bank, and did exceed the FDIC insurance limit.

2. Net Capital Requirement

As a registered broker dealer in the securities industry, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.96 to 1 at December 31, 2017. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1. At December 31, 2017, the Company had net capital as defined of $5,996,025 which exceeded the minimum requirement of $100,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

3. Exemption From Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4. Income Taxes

There is no federal income tax liability for the Company at December 31, 2017 as the revenue generated by the Company during 2017 was exceeded by the expenses incurred.

There is no state income tax liability for the Company at December 31, 2017 as the revenue generated by the Company was exceeded by the expenses incurred.

5. Ownership and Related Party Transactions

As indicated in Note 1, Neighborly Securities was wholly owned by Marco Listrom until the transfer agreement became effective on February 26, 2016, upon receiving approval from FINRA. Under the transfer agreements, 100% of the ownership interest in The Bond House, Inc. was transferred from Marco Listrom to Neighborly Corporation.

The Board of the Parent has approved capital contributions to the Company up to a total of $15,000,000. On December 27, 2016, the Parent contributed $7,000,000 in unencumbered equity capital to the Company. No additional capital was contributed by the Parent in 2017.

6. Expense Sharing Agreement with Neighborly Corporation.

The Company has an existing expense sharing agreement with its parent company Neighborly Corporation., which allocates a portion of the expenses incurred by the parent company, including an allocation for rent, IT and data, telephone, office supplies and a wages. The total monthly allocation to the Company during 2017 was $422,652, which is being repaid on a FIFO basis starting February 28, 2018.

7. Prepaids

The Firm has entered into agreements with Bloomberg for terminals and trading services. These subscriptions are paid each quarter, one quarter ahead. The Prepaids amount on the balance sheet reflects this contract.

Prepaids on the Financial Statements include an amount of $31,250 for costs associated with clearing relationship transition. This amount was expensed on the December FOCUS but was adjusted to a prepaid deposit on the financial statements. This change

9. Contingent Liability

The Firm began work on changing the Clearing Arrangement (as discussed in Note 8 – Subsequent Events) to move form Hilltop Securities to Pershing. During the course of the transition, the Firm entered into an agreement to compensate Pershing for efforts related to the transition should the transition fall through.

10. Subsequent Events

Management has evaluated subsequent events through March 9, 2017, the date on which the financial statements were available to be issued. The firm has made some structural changes since December 31, 2017. On January 1, 2018 the Board voted to remove Patrick Hosty as the Managing Principal and install Jason Anderson as the Managing Principal and a member of the Board. Jase Wilson has resigned his seat to focus on the operations at the parent company and Chris Parrott has been nominated for the third board seat. On March 4th Jason Anderson resigned from the Company. John Crossman has replaced Mr. Anderson as the Principal and as Chairman of the Board.

In January of 2018 the Main Office location was moved from Kansas City, Missouri to New York, New York. Furthermore, the Firm added an Office of Supervisory Jurisdiction in San Francisco, California.

In January of 2018, the Firm changed its clearing arrangement from Hilltop Securities to Pershing, LLC. The

NEIGHBORLY SECURITIES, INC

(A Missouri Corporation)

Firm continues to be an Introducing Broker Dealer and clears on a Fully Disclosed basis.

NEIGHBORLY SECURITIES, INC.
(A Missouri Corporation)

SUPPLEMENTARY INFORMATION

NEIGHBORLY SECURITIES, INC.
(A Missouri Corporation)
SCHEDULE I

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
NEIGHBORLY SECURITIES as of 12/31/17

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	6,415,033	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				6,415,033	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	6,415,033	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 62,725	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	62,725)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	6,352,308	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities	237,656	3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities	42,910	3734			
D. Undue concentration	70,451	3650			
E. Other (List)		3736	(	351,017)	3740
10. Net Capital			$	6,001,291	3750

OMIT PENNIES

Note: Total non-allowable assets from Statement of Financial Condition includes prepaid expenditures of $61,476 plus receivable of $1,250 plus $506 of equipment.

NEIGHBORLY SECURITIES, INC.
(A Missouri Corporation)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
NEIGHBORLY SECURITIES as of 12/31/17

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$ 382,145	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 100,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 382,145	3760
14. Excess net capital (line 10 less 13)			$ 5,619,146	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12			$ 5,428,074	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 5,732,169	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
19. Total aggregate indebtedness			$ 5,732,169	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% 95.52	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			% 0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	3760
25. Excess net capital (line 10 less 24)	$	3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

NEIGHBORLY SECURITIES, INC.
(A Missouri Corporation)

Schedule II

Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to rule 15c3-3 as it is exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Neighborly Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report for year ended December 31, 2017, in which (1) Neighborly Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Neighborly Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Neighborly Securities, Inc. stated that Neighborly Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Neighborly Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Neighborly Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Olathe, Kansas

March 9, 2018

Neighborly SECURITIES

March 9, 2018

SEA 15c3-3 Exemption Report

I, Christopher Parrott, CFO of Neighborly Securities, Inc. (the "Company") represent the following:

1. The Company claims the k(2)(ii) exemption to SEA §240.15c3-3;

2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2017 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

Christopher M. Parrott
Christopher M. Parrott (Mar 9, 2018)

Christopher Parrott
Chief Financial Officer